SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February 2009
Commission File Number 1-15194m

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV
(Exact name of registrant as specified in its charter)

American Beverage Company-AMBEV
(Translation of Registrant’s name into English)

Rua Dr. Renato Paes de Barros, 1017 - 4th Floor 04530-000 São Paulo, SP Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In January, 2009. the only transactions with securities and derivatives were those presented below. in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( ) Board of Directors	( X) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		313,173	0.0906	0.0509
Shares	Preferred		1,534,346	0.5695	0.2495

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	According to Minute	Resignation	01	141,407	0.00	0.00
Shares	Common	According to Minute	Resignation	28	56,992	0.00	0.00
			Total Sell		198,399		0.00
Shares	Preferred	According to Minute	Resignation	01	707,093	0.00	0.00
Shares	Preferred	Itaú Corretora	Sell	05	1,300	105.50	137,150.00
Shares	Preferred	Itaú Corretora	Sell	07	197	101.20	19,936.40
Shares	Preferred	According to Minute	Resignation	28	223,888	0.00	0.00
Shares	Preferred	Itaú Corretora	Sell	30	10	94.92	949.20
Shares	Preferred	Itaú Corretora	Sell	30	200	94.95	18,990.00
			Total Sell		932,688		177,025.60

Shares	Common	According to Minute	Election	01	13,237	0.00	0.00
ADR (*)	Common	According to Minute	Election	01	7,101	0.00	0.00
			Total Buy		20,338		0.00
Shares	Preferred	According to Minute	Election	01	66,186	0.00	0.00
ADR (*)	Preferred	According to Minute	Election	01	263,802	0.00	0.00
			Total Buy		329,988		0.00

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same class	Total
ADR (*)	Common	7,101	0.0021	0.0012
ADR (*)	Preferred	263,802	0.0979	0.0429
Shares	Common	128,011	0.0371	0.0208
Shares	Preferred	667,844	0.2479	0.1086

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3) Quantity multiplied by price,

Note: These consolidated data must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

(*) Each ADR is equivalent to 1 (one) share.

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In January, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group and Related Persons	( X ) Board of Directors	( ) Management	( ) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		313,208,801	90.6516	50.9335
Shares	Preferred		125,282,148	46.4993	20.3732
Simple Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures		5,000	6.1196	2.4212

Transactions in the month
Securities / Derivatives	Securities Characteristics (2)	Intermediary	Operation	Day	Quantity	Price	Volume (R$) (3)
Shares	Common	Directly w/the company	Buy	30	3,200	44.91	143,706.67
			Total Buys		3,200		143,706.67
Shares	Preferred	According to Minute	Buy (Swap)	14	693	0.00	0.00
Shares	Preferred	Directly w/the company	Buy	30	16,000	44.91	718,533.33
			Total Buys		16,693		718,533.33

Final Balance
Securities / Derivatives	Securities Characteristics (2)	Quantity	%
			Same Class and Type	Total
Shares	Common	313,212,001	90.6526	50.9341
Shares	Preferred	125,298,841	46.5055	20.3759
Debentures	First tranche, due in 3 years, of nominative, book entry, non-share convertible, subordinated debentures	5,000	6.1196	2.4212

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3) Quantity multiplied by price,
(,) Each ADR is equivalent to 1 share
Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

CONSOLIDATED FORM
Management and Related Persons’ Transactions of Securities Issued by the Company
Article 11 - CVM Instruction # 358/2002

In January, 2009, the only transactions with securities and derivatives were those presented below, in compliance with Article 11 - CVM Instruction # 358/2002 (1):

Company Name: Companhia de Bebidas das Américas – AmBev
Group & related persons	( ) Board of Directors	( ) Management	(X) Fiscal Council	( ) Technical and Consulting Committees
Initial Balance
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000
Total
Securities / Derivatives	Securities Characteristics (2)		Quantity	%
				Same Class and Type	Total
Shares	Common		273	0.0001	0.0000

(1) When filing in the form, delete the lines that do not have any information, If there is no acquisition/change in the position of any person in relation to Article 11 - CVM Instruction # 358/2002, send a statement with that information,

(2) Issue/Series, convertibility, simple, term, guaranties, type/class, among others,
(3) Quantity multiplied by price,

Note: These consolidated According to Minute must have information by group: Directors, Management (which have not been included in the Board of Directors), etc,

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE BEBIDAS DAS AMÉRICAS-AMBEV

Date: February 9, 2009	By:	/s/ Nelson José Jamel
Nelson José Jamel
Chief Financial Officer and Investor Relations